UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended September 30, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

COMMISSION FILE NUMBER: 0-4408

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Resource America, Inc. Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Resource America, Inc.
1845 Walnut Street, Suite 1000
Philadelphia, PA 19103

RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of September 30, 2005 and 2004	4

Statement of Changes in Net Assets Available for Benefits for the year ended September 30, 2005	5

Notes to Financial Statements	6 − 11

SUPPLEMENTAL SCHEDULES AS OF SEPTEMBER 30, 2005

Schedule H, Line 4a − Schedule of Delinquent Deposits of Participant Contributions	13

Schedule H, Line 4i − Schedule of Assets (Held at End of Year)	14

Financial schedules not included are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Resource America, Inc.
Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Resource America, Inc. Investment Savings Plan (the “Plan”) as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended September 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
March 31, 2006

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,
	2005	2004
ASSETS
Investments:
Investments, at fair value	$6,512,185	$11,735,056

Receivables:
Participant contributions	53,036	9,398
Employer contributions	41,678	110
	94,714	9,508
Total assets	6,606,899	11,744,564

LIABILITY
Accounts payable	(997)	−

NET ASSETS AVAILABLE FOR BENEFITS	$6,605,902	$11,744,564

The accompanying notes to financial statements are an integral part of these statements.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$210,697
Net appreciation in fair value of investments	4,245,503
4,456,200

Contributions:
Employer	519,833
Participants	1,402,682
Rollovers	1,407,176
3,329,691
Total additions	7,785,891

Deductions from net assets attributed to:
Benefits paid to participants	461,742
Transfer to Atlas America, Inc. Investment Savings Plan	12,462,532
Plan expenses	279
Total deductions	12,924,553
NET DECREASE	(5,138,662)

Net assets available for benefits:
Beginning of year	11,744,564
End of year	$6,605,902

The accompanying notes to financial statements are an integral part of this statement.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
September 30, 2005

NOTE A - DESCRIPTION OF PLAN

The following brief description of the Resource America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Resource America, Inc. (the “Company”) and its wholly-owned subsidiaries. Employees are eligible to participate in the employee deferred portion of the Plan when they have reached age 21 and completed one month of service. Employees with one year of service (1,000 hours) and who have reached age 21, are eligible to receive Company matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Plan Operations

On June 30, 2005, the Company completed the spin-off of its subsidiary, Atlas America, Inc. (“Atlas”). As a result of the spin-off, the employees of Atlas were no longer participants of the Plan and their accounts and investments were transferred, effective July 1, 2005, to the Atlas America, Inc. Investment Savings Plan (the “Atlas Plan”) a new plan sponsored by Atlas. In conjunction with the spin-off of Atlas, the Plan received a stock dividend of 125,301 shares of Atlas common stock of which 74,333 shares were included in the assets transferred to the Atlas Plan. As of September 30, 2005, the Plan owned 50,626 shares of Atlas common stock.

Atlas Pipeline Partners, L.P., an affiliate of the Company, acquired Spectrum Field Services, Inc. on July 16, 2004. In connection with the acquisition, the Company authorized the merger of the Spectrum Field Services, Inc. Retirement Savings Plan (the “Spectrum Plan”) into the Plan, effective October 1, 2004. In October 2004, $1,244,214 was transferred from the Spectrum Plan into the Plan and is included in rollovers on the statement of changes in net assets available for benefits.

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and subject to annual limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make a rollover contribution from other qualified plans or rollover IRAs. Participants direct the investment of their contributions into various investment options offered by the Plan. At September 30, 2005, the Plan’s investment options included 16 mutual funds, Resource America, Inc. common stock and a money market account. The Plan does not permit participants to direct any portion of their contributions to Atlas common stock. Participants have the option of either holding or selling all of their Atlas shares, but participants cannot sell less than all of their Atlas shares or acquire additional Atlas shares.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE A - DESCRIPTION OF PLAN (continued)

Contributions− (Continued)

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis. Each participant’s elective deferrals and matching contributions are invested as directed by the participant. Employer matching contributions for the year ended September 30, 2005 include approximately $137,000 of common stock. In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors. The Company did not make any discretionary contributions for the year ended September 30, 2005. Contributions are subject to certain IRC limitations.

Participant Accounts

Each participant's account is credited with the participant’s contribution, rollover contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuing service. A participant vests at the rate of 20% per year such that a participant is 100% vested after five years of credited service. Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts are available to reduce future employer contributions. Amounts forfeited were $12,311 during the fiscal year ended September 30, 2005. As of September 30, 2005 and 2004, there were accumulated forfeitures available to reduce future employer contributions of $168,759 and $100,884, respectively.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65. There are additional provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE A - DESCRIPTION OF PLAN (continued)

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Outstanding participant loans were $27,966 and $285,401 at September 30, 2005 and 2004, respectively. Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 2% at the time the loan is made. Interest rates on outstanding loans ranged from 5% to 7% at September 30, 2005. Principal and interest is paid ratably through bi-weekly payroll deductions.

Plan Administration

Administrative expenses of the Plan were substantially paid by the Company during the year ended September 30, 2005. The Company has the option, but not the obligation, to pay such administrative expenses. In addition, certain administrative functions were performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan nor is the Plan charged by the Company for these services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan Agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Net appreciation in fair value of investments represents all realized and unrealized gains and losses on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following table presents investments at September 30, 2005 and 2004. Investments that represent 5% or more of the Plan’s net assets at either September 30, 2005 or 2004 are separately identified.

	2005	2004
Mutual Funds:
Janus Fund	$129,364	$613,614
Fidelity Investments Dividend Growth Fund	308,210	742,534
Other	1,466,888	3,915,366
	1,904,462	5,271,514
Common Stocks:
Resource America, Inc. - 92,561 and 226,796 shares	1,639,269	5,350,127
Atlas America, Inc. - 50,626 shares	2,473,109	−
	4,112,378	5,350,127
Money Market Funds:
Vanguard Prime Money Market Fund	311,301	766,835
Other	156,078	61,179
	467,379	828,014
Participant Loans	27,966	285,401
	$6,512,185	$11,735,056

During the plan year ended September 30, 2005, the Plan’s investments appreciated in value as follows:

2005
Mutual Funds	$442,658
Common Stocks:
Resource America, Inc.	3,261,917
Atlas America, Inc.	540,928
$4,245,503

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE D - PARTY IN INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Resource America, Inc., the Plan sponsor. The Plan held 92,561 and 226,796 shares of Resource America, Inc. common stock at September 30, 2005 and 2004, respectively. During the year ended September 30, 2005, Resource America, Inc. common stock held by the Plan appreciated in value by $3,261,917.

Certain Plan assets are invested in shares of common stock of Atlas America, Inc., which was spun-off from the Company (see Note A). The Plan held 50,626 shares of Atlas common stock at September 30, 2005. During the year ended September 30, 2005, Atlas common stock held by the Plan appreciated in value by $540,928.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries (see Note A).

NOTE E - TAX STATUS

The Internal Revenue Service (“IRS”) has issued a determination letter dated November 19, 2001 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan as necessary. In the event of a Plan termination, participants would become 100% vested in their employer contributions.

NOTE G - PLAN MERGER

The Company is in process of forming the Resource America, Inc. Employee Stock Ownership and 401(K) Plan. It is the Company’s intention to merge the Plan into the new plan and transfer the Plan’s participants and Plan assets to the new plan during fiscal 2006.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. As of September 30, 2005 and 2004, 25% and 46%, respectively, of the Plan’s assets were invested in the common stock of Resource America, Inc. At September 30, 2005, 37% of the Plan’s assets were vested in the common stock of Atlas.

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS − (Continued)
September 30, 2005

NOTE I - PROHIBITED TRANSACTIONS

During the plan year ended September 2005, the Plan sponsor inadvertently failed to make deposits of approximately $615,000 of participant contributions within the timeframe required by the United States Department of Labor (“DOL”). The DOL considers late deposits to be prohibited transactions. The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the employee funds were withheld. Management believes that assets can reasonably be segregated within 20 calendar days; therefore, any amount remitted after such number of days is considered late. The Plan sponsor made deposits ranging from 21 to 528 business days after the date in which the contributions were withheld and intends to file a Form 5330 and pay any applicable excise tax. The excise tax payments will be made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant funds been remitted within the DOL required timeframe.

NOTE J - SUBSEQUENT EVENT

In February 2006, Atlas declared a three-for-two stock split effective in the form of a stock dividend to shareholders of record as of February 28, 2006. The shares were distributed on March 10, 2006. All disclosures of Atlas shares included in this document are on a pre-split basis.

SUPPLEMENTAL SCHEDULES

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a −
DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

September 30, 2005

Employer Identification Number: 72-0654146
Plan Number: 001

Participant contributions including loan repayments of the current Plan year not deposited into the Plan within the time period described in 29CFR 2510.3-102	$614,883
Total delinquent deposits of participant contributions and loan repayments constituting prohibited transactions	$614,883

RESOURCE AMERICA, INC. INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

September 30, 2005

Employer Identification Number: 72-0654146
Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 92,561 Shares	$ 1,639,269
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 50,626 Shares	2,473,109
	Vanguard Prime Money Market Fund	Money Market	311,301
	Fidelity Investments Dividend Growth Fund	Mutual or Collective Fund	308,210
	Janus Fund	Mutual or Collective Fund	129,364
	Fidelity Investments Equity Income II Fund	Mutual or Collective Fund	196,885
	The Vanguard Group Growth Index Fund	Mutual or Collective Fund	221,217
	Fidelity Investments Fund	Mutual or Collective Fund	76,291
	Weitz Partners Value Fund	Mutual or Collective Fund	99,475
	PIMCO Total Return A Fund	Mutual or Collective Fund	92,459
	The Vanguard Index Trust S&P 500 Fund	Mutual or Collective Fund	287,721
	Turner MidCap Growth Fund	Mutual or Collective Fund	99,066
	Janus Worldwide Fund	Mutual or Collective Fund	62,368
	Royce Total Return Fund	Mutual or Collective Fund	126,849
	PIMCO Low Duration A Fund	Mutual or Collective Fund	27,956
	Fidelity Investments OTC Portfolio	Mutual or Collective Fund	47,988
	The Vanguard GNMA Fund	Mutual or Collective Fund	59,660
	PBHG Large Cap Value Fund	Mutual or Collective Fund	32,051
	Manager’s Special Equity Fund	Mutual or Collective Fund	36,902
	Charles A. Schwab	Money Market	156,078
*	Participant loans	5% - 7%	27,966
			$ 6,512,185
* Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RESOURCE AMERICA, INC.
INVESTMENT SAVINGS PLAN

April 13, 2006                               By:  /s/ Dean R. McQuirns
Dean R. McQuirns
Plan Administrator